# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chemomab Therapeutics Ltd., CIK 0001534248
CUSIP: 16385C104
Title of class of securities: American Depository Shares, each representing twenty (20) ordinary shares, no par value
Address of issuer's principal executive offices: Kiryat Atidim, Building 7, Tel Aviv, Israel (L3), 6158002
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-24-002709
Filed by CIK 0001496201

## Reporting persons
- Sphera Funds Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 900,428; sole dispositive power 0; shared dispositive power 900,428; aggregate amount beneficially owned 900,428 (4.78% of the class)
  Comment: Percentage reported in Item 11 is based on 18,856,611 American Depositary Shares (''ADS'') outstanding as of December 31, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission (the ''SEC'') on April 4, 2025, which provides that 377,132,220 ordinary shares, no par value, were outstanding as of December 31, 2024. Each ADS represents 20 ordinary shares).
- Sphera Global Healthcare GP Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 900,428; sole dispositive power 0; shared dispositive power 900,428; aggregate amount beneficially owned 900,428 (4.78% of the class)
  Comment: Percentage reported in Item 11 is based on 18,856,611 ADSs outstanding as of December 31, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the SEC on April 4, 2025, which provides that 377,132,220 ordinary shares, no par value, were outstanding as of December 31, 2024. Each ADS represents 20 ordinary shares).
- Sphera Global Healthcare Management LP.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 900,428; sole dispositive power 0; shared dispositive power 900,428; aggregate amount beneficially owned 900,428 (4.78% of the class)
  Comment: Percentage reported in Item 11 is based on 18,856,611 ADSs outstanding as of December 31, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the SEC on April 4, 2025, which provides that 377,132,220 ordinary shares, no par value, were outstanding as of December 31, 2024. Each ADS represents 20 ordinary shares).

## Item 1. Issuer
Name of issuer: Chemomab Therapeutics Ltd.
Address of issuer's principal executive offices: Kiryat Atidim, Building 7, Tel Aviv, Israel, 6158002

## Item 2. Person Filing
Name of person filing:
Sphera Funds Management Ltd.

Sphera Global Healthcare GP Ltd.

Sphera Global Healthcare Management LP
Address of principal business office or, if none, residence: Address of the Principal Business Office of each of the reporting persons is: 4 Itzhak Sade, Building A, 29th Floor, Tel Aviv 6777504, Israel
Citizenship: Each of the reporting person is organized under the laws of the State of Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Incorporated by reference to Item 9 of the cover page of each reporting person.

The securities reported herein by Sphera Funds Management Ltd., Sphera Global Healthcare GP Ltd. and Sphera Global Healthcare Management LP are beneficially owned as follows:

(1) 900,428 ADSs, representing a total of 4.78% of the total ADSs outstanding, are held directly by Sphera Biotech Master Fund, which has delegated its investment management authority to Sphera Global Healthcare Management LP (the "Management Company").

Each ADS represents 20 ordinary shares of the Issuer. Note that the CUSIP number provided herein applies to the ADSs of the Issuer. No CUSIP number exists for the underlying ordinary shares.

The Management Company is managed, controlled and operated by its general partner, Sphera Global Healthcare GP Ltd., the shares of which are owned 90% by Sphera Funds Management Ltd.

This Statement shall not be construed as an admission by any of the reporting persons that it is the beneficial owner of any of the securities covered by this statement, and each reporting person disclaims beneficial ownership of any such securities. In addition, the reporting persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the reporting persons and other entities named in this Schedule 13G disclaims the existence of any such group.
Percent of class:
Incorporated by reference to Item 11 of the cover page for each reporting person.

Percentage reported in Item 11 for each reporting person is based on 18,856,611 ADSs outstanding as of December 31, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the SEC on April 4, 2025, which provides that 377,132,220 ordinary shares, no par value, were outstanding as of December 31, 2024. Each ADS represents 20 ordinary shares).
Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person
Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above
Sole power to dispose or to direct the disposition: See row 7 of cover page of each reporting person
Shared power to dispose or to direct the disposition: See row 8 of cover page of each reporting person and note in Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on August 20, 2024).

https://www.sec.gov/Archives/edgar/data/1496201/000117891324002709/exhibit_1.htm

## Signatures
- Sphera Funds Management Ltd.: /s/ Adi Hanetz, Adi Hanetz / General Counsel (04/10/2025)
- Sphera Global Healthcare GP Ltd.: /s/ Adi Hanetz, Adi Hanetz / General Counsel (04/10/2025)
- Sphera Global Healthcare Management LP.: /s/ Adi Hanetz, Adi Hanetz / General Counsel (04/10/2025)